SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about shareholders’ resolutions”

Mexico City, April 20, 2022. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announces that its shareholders meetings approved, among others, the following matters:

Dividend

To pay an ordinary cash dividend of MXP$0.44 (Forty four peso cents) per share, payable in one installment on August 29th, 2022, to each of the shares of its capital stock series “AA”, “A” and “L” (including the preferred dividend to which series “L” shares are entitled).

Buyback Program

A MXP$26,000 million pesos increase to its buyback program fund. After such increase, as of today, the balance of the buyback program fund for the April 2022 – April 2023 equals MXP$36,539 million pesos.

Board of Directors

To appoint, including ratifications, the following members of AMX’s Board of Directors, Executive Committee, and Audit and Corporate Practices Committee:

Board of Directors

Carlos Slim Domit (Chairman)	Claudia Jañez Sánchez
Patrick Slim Domit (Vice Chairman)	Rafael Moisés Kalach Mizrahi
Antonio Cosío Pando	Francisco Medina Chávez
Pablo Roberto González Guajardo	Gisselle Morán Jiménez
Daniel Hajj Aboumrad	Luis Alejandro Soberón Kuri
Vanessa Hajj Slim	Ernesto Vega Velasco
David Ibarra Muñoz	Oscar Von Hauske Solís

Alejandro Cantú Jiménez (Corporate Secretary)

Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee

Carlos Slim Domit (Chairman)

Daniel Hajj Aboumrad

Patrick Slim Domit

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)

Pablo Roberto González Guajardo

Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact